SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-51887

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [_] Form 20-F     [_] Form 11-K      [_] Form 10-Q
              [_] Form 10-D   [_] Form N-SAR    [_] Form N-CSR

For Period Ended: December 31, 2006
                  --------------------------------------------------------------

[_]  Transition Report on Form 10-K        [_]  Transition Report on Form 10-Q
[_]  Transition Report on Form 20-F        [_]  Transition Report on Form N-SAR
[_]  Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------
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                                     PART I
                             REGISTRANT INFORMATION

                               NEURO-HITECH, INC.
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Full Name of Registrant

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Former Name if Applicable

                           One Penn Plaza, Suite 1503
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Address of Principal Executive Office (Street and number)

                            New York, New York 10019
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City, State and Zip Code


                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

    | (a) The reasons described in reasonable detail in Part III of this form | could not be eliminated without unreasonable effort or expense;
[X] |
    | (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion | thereof will be filed on or before the fifteenth calendar day following | the prescribed due date; or the subject quarterly report or transition | report on Form 10-Q, or portion thereof, will be filed on or before the | fifth calendar day following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) | has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

      The delay in filing the Registrant's Form 10-KSB for the year ended December 31, 2006 is primarily attributable to the relatively limited time the Registrant has been a reporting company, the additional time required for the Registrant's Audit Committee to complete its review and the time needed by the Registrant's independent public accountants for their review during this reporting season. The delay in filing the Registrant's Form 10-KSB for the year ended December 31, 2006 could not have been overcome without unreasonable effort and expense. The Registrant's Form 10-KSB for the year ended December 31, 2006 will be filed as soon as practicable and in no event later than the fifteenth calendar day following the prescribed due date.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

David Barrett                        (212)                        594-1215
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   (Name)                         (Area Code)                (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                [X] Yes  [_] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [_] Yes  [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               NEURO-HITECH, INC.
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                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date March 30, 2007                    /s/ David Barrett
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                                       Name: David Barrett
                                       Title:   Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).